Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State or other Jurisdiction of Incorporation

GT Advanced Cz LLC	Delaware

GT Equipment Holdings, Inc.	New Hampshire (inactive)

GT Solar China Co., Ltd.	People’s Republic of China

GT Advanced Technologies Limited	Hong Kong

GT Advanced Technologies Luxembourg Sarl	Luxembourg

GTAT Corporation	Delaware

GTAT IP Holding LLC	Delaware

GT Solar Mauritius, Ltd.	Republic of Mauritius

GT Solar (Shanghai) Co., Ltd.	People’s Republic of China

GT Advanced Technologies Taiwan Co., Ltd.	Republic of China

Lindbergh Acquisition Corp.	Delaware

GT Advanced Equipment Holding LLC	Delaware

GT Advanced Sapphire Systems Group LLC	Delaware

GT Advanced Sapphire Systems Holding LLC	California

GT Advanced Technologies GmbH	Germany